ARRANGEMENT AGREEMENT

DATED as of the 10th day of September, 2018.

AMONG:

INVICTUS MD STRATEGIES CORP., a company duly incorporated under the laws of the Province of British Columbia and having an office at #300 - 15047 Marine Drive, White Rock, BC V4B 1C5

(hereinafter called "Invictus")

AND:

PODA TECHNOLOGIES LTD., a company duly incorporated under the laws of the Province of British Columbia and having an office at #300 - 15047 Marine Drive, White Rock, BC V4B 1C5

(hereinafter called "Poda")

WHEREAS Invictus and Poda wish to complete a reorganization of Invictus and Poda pursuant to a plan of arrangement (the "Plan of Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "Act") on the terms of the Plan of Arrangement annexed hereto as Exhibit I;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree each with the other as follows:

1.0	DEFINITIONS

1.1	In this Agreement:

"Act" means Business Corporations Act, S.B.C. 2004, c. 57, as amended;

"Agreement" means this Arrangement Agreement, including the Exhibits and the Appendices hereto as the same may be supplemented or amended from time to time;

"Arrangement" means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in the Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"CSE" means the Canadian Securities Exchange;

"Depositary" means Computershare Trust Company of Canada, located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

"Effective Date" means the effective date set forth on the final notice of alteration of Invictus that is filed with the British Columbia Registrar of Companies in connection with the Arrangement;

"Final Order" means the final order of the Court approving the Arrangement;

"Information Circular" means the information circular to be sent to Shareholders of Invictus in connection with the Meeting;

"Interim Order" means the order of the Court pursuant to the application therefor contemplated by Section 2.2(f) hereof;

"Invictus" means Invictus MD Strategies Corp., a company existing under the laws of the Province of British Columbia;

"Invictus Class A Preferred Shares" means the class A preferred shares without par value of Invictus;

"Invictus Shares" means the common shares without par value of Invictus;

"Meeting" means the special meeting of Invictus Shareholders to be held at 10:00 a.m. (PDT) on or about October 18, 2018 and any adjournment or postponement thereof;

"New Invictus Shares" has the meaning ascribed thereto in the Plan of Arrangement;

"New Invictus Stock Option" has the meaning ascribed thereto in the Plan of Arrangement;

"Plan of Arrangement" means the plan of arrangement attached hereto as Exhibit 1 and any amendment or variation hereto made in accordance with Section 6.01 thereof and Section 6.1 hereof;

"Poda" means Poda Technologies Ltd., a company existing under the laws of the Province of British Columbia;

"Poda Shares" means the Class A common shares without par value of Poda; "

Poda Stock Options" has the meaning ascribed thereto in the Plan of Arrangement;

"Section 3(a)(10) Exemption" has the meaning ascribed thereto in Section 2.2 hereof;

"Tax Act" means the Income Tax Act (Canada);

"TSXV" means the TSX Venture Exchange; and

"U.S. Securities Act" has the meaning ascribed thereto in Section 2.2 hereof.

2.0	ARRANGEMENT

2.1

The parties agree to carry out the Arrangement substantially on the terms as set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties on the advice of their respective legal, tax and financial advisors.

2.2

The parties agree that the Arrangement will be carried out with the intention that all securities of Invictus and Poda to be issued pursuant to the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the United States Securities Act of 1933 (the "U.S. Securities Act") provided by Section 3(a)(10) of the U.S. Securities Act (the "Section 3(a)(10) Exemption") and applicable state securities laws. In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out subject to the following conditions:

(a)	the fairness of the exchange of securities subject to the Arrangement will be subject to the approval of the Court;

(b)

the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption based on the Court’s approval of the Arrangement prior to the Court’s approval of the Arrangement;

(c)

the Court will be requested to determine whether it finds, prior to approving the Arrangement, that the Arrangement is fair and reasonable, both procedurally and substantively, to the securityholders of Invictus;

(d)

the parties will ensure that each securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court and providing them with sufficient information necessary for them to exercise that right;

(e)

the U.S. securityholders will be advised that the New Invictus Shares, the Poda Shares, the New Invictus Stock Options and the Poda Stock Options issued in the Arrangement are not required to be registered under the U.S. Securities Act in reliance on the Section 3(a)(10) Exemption and that limitations on resale under the securities laws of the United States, including, as applicable, Rule 144 under the U.S. Securities Act may be applicable with respect to securities issued to affiliates of Invictus and Poda;

(f)

the interim order (the "Interim Order") of the Court approving the meeting of the Shareholders of Invictus to approve the Arrangement will specify that each securityholder entitled to receive securities on completion of the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time; and

(g)	the final order (the “Final Order”) shall include statements substantially to the following effect:

“The terms and conditions of the Plan of Arrangement are procedurally and substantively fair to the securityholders of Invictus and Poda and are hereby approved by the Court. This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the issuance of securities pursuant to the Plan of Arrangement.”

2.3

Invictus and Poda shall, as soon as reasonably practicable, apply to the Court pursuant to Section 288 of the Act for the Interim Order providing for, among other things, the calling and holding of the special meeting of Shareholders of Invictus for the purpose of considering and, if deemed advisable, approving the Arrangement. If the approval of the Arrangement as set forth in the Interim Order is obtained, Invictus and Poda shall take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct and, as soon as practicable thereafter, and subject to satisfaction or waiver of any other conditions provided for in this Agreement.

2.4	On and after the Effective Date of the Arrangement, the parties will effect the steps described in Section 3.01 of the Plan of Arrangement.

3.0	REPRESENTATIONS AND WARRANTIES

Representations and Warranties of Invictus

3.1	As at the date hereof and as at the Closing Date, Invictus represents and warrants to Poda, and acknowledges that Poda is relying thereon, as follows:

(a)

Invictus is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b)

the authorized capital of Invictus consists of an unlimited number of common shares without par value and an unlimited number of class A preferred shares without par value, of which, as at September 10, 2018:

(i)	96,623,857 Invictus Shares were issued and outstanding as fully paid and non-assessable;

(ii)	4,365,595 Invictus Shares were issuable on exercise of all outstanding Invictus Warrants

(iii)	9,498,000 Invictus Shares were issuable on exercise of all outstanding stock options of Invictus; and

(iv)	no Invictus Class A Preferred Shares were issued or outstanding;

(c)

except as described in Section 3.1(b) above, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature) for the purchase or issue of or conversion into any of the unissued shares of Invictus or any unissued securities of Invictus;

(d)

the financial statements of Invictus appearing on each of the SEDAR website, and to be contained in the Information Circular present fairly the consolidated financial position of Invictus at the relevant dates and the results of its operations and the changes in its financial position for the periods indicated in the said statements, and have been prepared in accordance with accounting principles generally accepted in Canada consistently applied;

(e)	the execution and delivery of this Agreement and the consummation of the Arrangement does not and will not:

(i)	result in the breach of or violate any term or provision of the constating documents of Invictus;

(ii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Invictus is a party or by which it is bound, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii)	violate any provision or law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Invictus;

(f)	the execution and delivery of this Agreement has been duly approved by the board of directors of Invictus;

(g)	there are no agreements, covenants, undertakings or other commitments of Invictus or any partnership or joint venture in which it is a partner or participant or any instruments binding on it:

(i)

under which the consummation of the Arrangement would have the effect of imposing restrictions or obligations on Invictus materially greater than those imposed upon Invictus or any such partnership or joint venture at the date hereof; or

(ii)

which would give a third party, as a result of the Arrangement, a right to terminate any material agreement, or a right to acquire Invictus' interest in any material agreement, to which Invictus or any such partnership or joint venture is a party;

(h)

Invictus has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement, except a fixed fee to be paid for a fairness opinion and valuation regarding the transactions contemplated herein;

(i)

there are no actions, suits, proceedings or investigations commenced, or to the knowledge of Invictus contemplated or threatened, against or affecting Invictus or before or by any person or before any arbitrator of any kind which would prevent or hinder the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Invictus;

(j)

the corporate records and minute books of Invictus as required to be maintained by it under the laws of British Columbia are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(k)

the common shares of Invictus are at present listed and posted for trading on the TSXV and on no other stock exchange and Invictus is in material compliance with all rules, regulations and policies of the TSXV;

(l)

Invictus is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and Quebec, is not the subject of a cease trade order or investigation under the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario or Quebec, , is not the subject of any investigation by the TSXV or any other regulatory or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and is not aware of any deficiencies in the filing of any documents or reports with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list or would cause any such filing to be materially misleading; and

(m)

none of the representations, warranties or statements of fact made in this Section 3.1 contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

Representations and Warranties of Poda

3.2	As at the date hereof and as at the Closing Date, Poda represents and warrants to Invictus, and acknowledges that Invictus is relying thereon, as follows:

(a)

Poda is a company duly organized, validly existing and in good standing with respect to all filings required under applicable laws, and has the corporate power to own or lease its property and assets and to carry on its business as proposed to be conducted by it and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b)

the authorized capital of Poda consists of an unlimited number of Class A common shares without par value of which as at September 10, 2018, 100,000 Poda Shares were issued and outstanding as fully paid and non-assessable;

(c)

no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature) for the purchase or issue of or conversion into any of the unissued shares of Poda or any unissued securities of Poda;

(d)	the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i)	result in the breach of or violate any term or provision of the constating documents of Poda, or

(ii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Poda is a party or by which it is bound or to which any property of Poda is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Poda under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii)	violate any provision or law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Poda; and

(e)	Poda is not a party to any material agreements, covenants, undertakings or other commitments save this Agreement;

(f)	the execution and delivery of this Agreement has been duly approved by the board of directors of Poda;

(g)	Poda has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement;

(h)

there are no actions, suits, proceedings or investigations commenced, or to the knowledge of Poda contemplated or threatened, against or affecting Poda or before or by any person or before any arbitrator of any kind which would prevent or hinder the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Poda;

(i)

there are no known or anticipated material liabilities of Poda of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Poda is or may become liable;

(j)

the corporate records and minute books of Poda as required to be maintained by it under the laws of Canada are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing; and

(k)

none of the representations, warranties or statements of fact made in this Section 3.2 contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

4.0	COVENANTS

Covenants of the Parties

4.1

Each of the parties hereby covenants and agrees that it shall take such steps and do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement, subject to shareholders' and regulatory approval, and, without limiting the generality of the foregoing, shall use its commercially reasonable best efforts to apply for and obtain such consents, orders or approvals as are necessary or desirable for the implementation of the Arrangement and, without limiting the generality of the foregoing, to:

(a)	apply for and obtain the Interim Order and the Final Order as provided in Section 2.3 hereof; and

(b)

obtain written consents from any persons who are parties to agreements with Invictus or a subsidiary of Invictus where consents to the transactions contemplated by the Arrangement are required under those contracts or agreements.

4.2

Each of Invictus and Poda hereby covenants and agrees that it shall take such steps and do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement, subject to shareholders' and regulatory approval, and, without limiting the generality of the foregoing, shall:

(a)

ensure that the Information Circular shall contain appropriate disclosure respecting Invictus or Poda, respectively, and the information and consolidated financial statements related to Invictus or Poda, respectively, contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of Invictus in connection with the meeting of shareholders of Invictus shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with applicable securities laws;

(b)	obtain all required certifications and consents of their respective auditors in respect of the respective financial statements to be provided in the Information Circular; and

(c)

at Closing (as hereinafter defined), have the respective authorized and issued share capital, save as contemplated by this Agreement or as may be altered by the exercise of outstanding convertible securities or consented by Invictus or Poda, as the case may be, such consent not to be unreasonably withheld.

Covenants of Poda

4.3

Poda hereby covenants and agrees that it shall use its commercially reasonable efforts following the completion of the Arrangement to apply for and obtain a listing of the Poda Shares on the CSE or other Canadian stock exchange or quotation system.

4.4

Poda hereby covenants and agrees that it will at all times while any Poda Stock Options issued pursuant to Section 3.01 of the Plan of Arrangement or Invictus Warrants outstanding immediately prior to the Effective Date remain exercisable keep available, and reserve if necessary, out of its authorized shares, solely for the purpose of issue upon the exercise of any applicable Poda Stock Options and Invictus Warrants, such number of Poda Shares as shall then be issuable upon the exercise of such Poda Stock Options and Invictus Warrants pursuant to Section 3.01 of the Plan of Arrangement. Poda covenants and agrees that all Poda Shares which shall be so issuable will, upon issuance, be issued as fully paid and non-assessable and free from all liens, charges and encumbrances.

5.0	CONDITIONS PRECEDENT

Mutual Conditions Precedent

5.1	The parties' obligations to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions on or before the Effective Date:

(a)

the Interim Order and Final Order shall have been obtained from the Court on terms acceptable to each of the parties and shall not have been set aside or modified in a manner unacceptable to any of the parties, on appeal or otherwise;

(b)

receipt by Invictus and Poda of all required approvals including approval by Invictus Shareholders of the Arrangement at the Meeting; approval by the respective boards of directors; approval of the TSXV in respect of the Arrangement subject only to compliance with the usual conditions of that approval; and approval of the Arrangement by the Court;

(c)	confirmation that the issuance of the securities under the Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(d)

confirmation that the delivery of the Poda Shares and New Invictus Shares to Invictus Shareholders pursuant to the exchanges contemplated by the Arrangement will be exempt from the registration and prospectus requirements in each of the provinces and territories of Canada in which holders of Invictus Shares are resident;

(e)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Arrangement Agreement or the Plan of Arrangement;

(f)

none of the consents, orders, regulations or approvals contemplated by this Arrangement Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(g)	the issue of Poda Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit the Poda Shares to be issued as fully paid and non-assessable;

(h)

no adverse material change shall have occurred in the business, affairs, financial condition or operations of any of the parties which would have a material adverse effect on the business, assets, financial condition or results of operations of any party and any subsidiary, taken as a whole;

(i)

the representations and warranties of each party as set out in this Arrangement Agreement shall be true and correct on and as of the Effective Date as if they were made on and as of such date, except as affected by transactions contemplated or permitted by the said agreement and except for any failures or breaches of representations or warranties which would not have a material adverse effect on the business, assets, financial condition or results of operations of the other party and its subsidiaries, if any, taken as a whole;

(j)	this Arrangement Agreement shall not have been previously terminated; and

(k)	the obligation of each party to complete the Arrangement is subject to the further condition that the covenants of the other party shall have been duly performed.

Conditions solely for the benefit of Invictus

5.2	The obligations of Invictus to complete the transactions contemplated in this Agreement are subject to satisfaction of the following conditions on or before the Closing Date:

(a)	the Arrangement shall have been approved and adopted by Shareholders at the Meeting in accordance with the terms of the Interim Order;

(b)

receipt by Invictus of a satisfactory fairness opinion for Invictus and tax advice satisfactory to Invictus, in its sole discretion, respecting the structuring of the Arrangement (which opinion and advice have been received); and

(c)	dissent rights shall not have been exercised prior to the Effective Date by holders of Invictus Shares representing 1% or more of the Invictus Shares outstanding at such time.

The foregoing conditions in this Section 5.2 are inserted for the exclusive benefit of Invictus and may be waived by it in whole or in part at any time.

Condition solely for the benefit of Poda

5.3	The obligations of Poda to complete the transactions contemplated in this Agreement are subject to satisfaction of the following condition on or before the Closing Date:

(a)	no adverse material change will have occurred in the business, affairs, financial condition or operations of Invictus.

The foregoing condition in this Section 5.3 is inserted for the exclusive benefit of Poda and may be waived by it in whole or in part at any time.

6.0	AMENDMENT, CLOSING AND TERMINATION

Amendment

6.1

This Agreement and the Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto;

(c)	change non-material terms;

(d)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; and

(e)

amend the terms of Section 3.01 of the Plan of Arrangement and Sections 5.1, 5.2 and 5.3 hereof and the sequence of transactions described in the Plan of Arrangement subject to any required approval of the shareholders of Invictus, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

6.2

This Agreement and the Exhibit hereto may be amended in accordance with the Final Order, but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Sections 5.1, 5.2, 5.3, 6.1, 6.2 and 6.4 shall remain unaffected.

Closing

6.3

The completion of the Arrangement (the "Closing") will be at the offices of DuMoulin Black LLP, 595 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 2T5 at 10:00 a.m. (Vancouver time) on the Effective Date, or such other place or date as may be mutually agreed by the parties, provided it is not later than November 30, 2018 unless extended by agreement of the parties. At the Closing, parties will exchange documents to effect the Closing including documents to confirm the matters set out in Article 5.0 and to complete the Arrangement and related matters as contemplated hereby.

Termination

6.4	This Agreement shall terminate:

(a)	if the Arrangement has not been completed by the close of business on November 30, 2018, at the election of any of the parties;

(b)

in the event that the conditions to the Arrangement are not satisfied or waived by the parties to whom they are of benefit prior to the Effective Date, or any earlier date contemplated herein, this Agreement will terminate and be of no further force or effect on the Effective Date, or such earlier date;

(c)	at any time prior to the Effective Date by unanimous agreement of the parties hereto without further action on the part of their respective shareholders; or

(d)	upon the later of a final determination from the Court or an appeal court which denies the granting of the Final Order.

7.0	PUBLIC DISCLOSURE AND CONFIDENTIALITY

7.1

No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any party without the prior written agreement of the other party as to timing, content and method, provided that the obligations herein will not prevent any party from making, after consultation with the other party, such disclosure as its counsel advises is required by applicable laws or the rules and policies of the reporting jurisdictions of the party.

7.2

Unless and until the transactions contemplated in this Agreement have been completed, except with the prior written consent of the other party, each party and their respective employees, officers, directors, shareholders, agents, advisors and other representatives will hold all information received from the other party in strictest confidence, except such information and documents which (i) are or subsequently may become generally available to the public; (ii) are required to be disclosed by applicable law; (iii) are available on a non-confidential basis prior to their disclosure to the other party; (iv) become available to one party on a non-confidential basis from a source other than the other party provided that such other source is not bound by a confidentiality agreement with the other party; (v) are independently developed; or (vi) were available to each party as a result of the relationship of the parties prior to the date hereof.

7.3	All such information in written form and documents will be returned to the party originally delivering them in the event that the transactions provided for in this Agreement are not completed.

8.0	GENERAL

8.1	The covenants, representations and warranties contained herein will survive the closing of the transactions contemplated hereby.

8.2	Time is of the essence herein.

8.3

Each party hereto will, from time to time, at the request of the other party, do such further acts and execute and deliver all such further documents, agreements and instruments as will be reasonably required in order to fully perform and carry out the terms, conditions and intent of this Agreement. The parties agree to make modifications to the structure of the Arrangement and the transactions contemplated hereunder reasonably necessary or desirable based on recommendations of legal, tax or other advisors or requirements of regulatory authorities.

8.4	All references to currency are references to Canadian dollars unless otherwise indicated.

8.5	No party may assign its rights or obligations under this Agreement.

8.6	Any waiver or release of any conditions of this Agreement, to be effective, must be in writing executed by the party for whom such condition is expressed by this Agreement to benefit.

8.7	The parties intend that this Agreement will be binding upon them until terminated.

8.8	Any notice to be given hereunder to the parties will be deemed to be validly given if delivered:

if to Invictus, to:

#300 - 15047 Marine Drive
White Rock, BC V4B 1C5
Attention: President

if to Poda, to:
#300 - 15047 Marine Drive
White Rock, BC V4B 1C5
Attention: President

and any such notice delivered on a business day in accordance with the foregoing will be deemed to have been received on the date of delivery.

8.9	This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of British Columbia.

8.10	This Agreement will enure to the benefit of and be binding upon the parties hereto, and their successors and permitted assigns.

8.11

This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All of these counterparts will for all purposes constitute one agreement, binding on the parties, notwithstanding that all parties are not signatories to the same counterpart. A fax transcribed copy or photocopy of this Agreement executed by a party in counterpart or otherwise will constitute a properly executed, delivered and binding agreement or counterpart of the executing party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the year and day set out on the first page hereof.

INVICTUS MD STRATEGIES CORP.

Per:	"Dan Kriznic"
Authorized Signatory

PODA TECHNOLOGIES LTD.

Per:	"Dylan Easterbrook"
Authorized Signatory

EXHIBIT 1

PLAN OF ARRANGEMENT

PURSUANT TO THE ARRANGEMENT AGREEMENT DATED AS OF
SEPTEMBER 10, 2018 BETWEEN INVICTUS MD STRATEGIES CORP. AND PODA TECHNOLOGIES LTD.

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1- INTERPRETATION

1.01	Definitions

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

"Act" means Business Corporations Act, S.B.C. 2004, c. 57, as amended;

"Aggregate Value" means the sum of:

(a)	the fair market value of a New Invictus Share determined immediately after the Effective Time; and

(b)	the fair market value of a Poda Share determined immediately after the Effective Time;

"Agreement" means the Arrangement Agreement, to which this Exhibit is attached, including the other Exhibits and the Appendices hereto as the same may be supplemented or amended from time to time;

"Arrangement Agreement" means the Arrangement Agreement to which this Exhibit I is attached, including the Exhibits thereto as the same may be supplemented or amended from time to time;

"Arrangement" means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement;

"Court" means the Supreme Court of British Columbia;

"Depositary" means Computershare Trust Company of Canada, located at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

"Dissenting Shareholder" means an Invictus Shareholder who has duly complied with the procedures set out in Article 4 and is ultimately entitled to be paid for their dissenting shares;

"Effective Date" means the effective date set forth on the final notice of alteration of Invictus that is filed with the British Columbia Registrar of Companies in connection with the Arrangement;

"Effective Time" means 12:01 a.m. on the Effective Date, unless otherwise set forth on the final notice of alteration of Invictus that is filed with the British Columbia Registrar of Companies in connection with the amendments to the authorized share structure of Invictus under Section 3.01;

"Final Order" means the final order of the Court approving the Arrangement;

"Information Circular" means the information circular to be sent to Shareholders of Invictus in connection with the Meeting;

"Interim Order" means the order of the Court pursuant to the application therefor contemplated by Section 2.2(f) of the Arrangement Agreement;

2

"Invictus" means Invictus MD Strategies Corp., a company existing under the laws of the Province of British Columbia;

"Invictus Class A Preferred Shares" means the non-voting, redeemable, convertible Class A preferred shares without par value of Invictus, of which no Invictus Class A Preferred Shares are issued or outstanding;

"Invictus Shares" means the common shares without par value of Invictus;

"Invictus Stock Options" means the stock options of Invictus for the purchase of Invictus Shares issued under Invictus's stock option plan;

"Invictus Warrant Certificates" means the certificates representing the Invictus Warrants;

"Invictus Warrants" means the issued and outstanding share purchase warrants of Invictus for the purchase of Invictus Shares

"Meeting" means the special meeting of Invictus Shareholders to be held at 10:00 a.m. (PDT) on October 9, 2018 and any adjournment or postponement thereof;

"New Invictus Shares" has the meaning assigned thereto in Section 3.01(b);

"New Invictus Stock Option In-The-Money Amount" in respect of an Invictus Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the New Invictus Shares that a holder is entitled to acquire on exercise of a New Invictus Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"New Invictus Stock Option" has the meaning assigned thereto in Section 3.01(c);

"Notice of Exercise" has the meaning assigned thereto in Section 5.04(b);

"Old Invictus Shares" means the Invictus Shares, after being altered by changing their identifying name to "Class A" common shares pursuant to Section 3.01(b);

"Old Invictus Stock Option In-The-Money Amount" in respect of an Invictus Stock Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Invictus Shares that a holder is entitled to acquire on exercise of an Invictus Stock Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

"Plan of Arrangement" means this plan of arrangement and any amendment or variation hereto made in accordance with Section 6 of the Arrangement Agreement;

"Poda" means Poda Technologies Ltd., a company existing under the laws of the Province of British Columbia;

"Poda Shares" means the Class A common shares without par value of Poda;

"Poda Stock Options" means the stock options of Poda for the purchase of Poda Shares issued in exchange for Invictus Stock Options pursuant to Section 3.01 and under Poda's stock option plan;

"Poda Stock Option In-The-Money Amount" in respect of an Poda Stock Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Poda Shares that a holder is entitled to acquire on exercise of a Poda Stock Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"Shareholder" or "holder of shares" means a registered or beneficial holder of Invictus Shares;

"Tax Act" means the Income Tax Act (Canada); and

"U.S. Tax Code" means the U.S. Internal Revenue Code of 1986, as amended.

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1.02	Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.03	Number

In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE 2 – GOVERNING AGREEMENT

2.01	Arrangement Arrangement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3 – ARRANGEMENT

3.01	The Arrangement

On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a)

the outstanding Poda Shares will be subdivided such that the number of Poda Shares outstanding immediately following such subdivision shall be equal to the number of issued and outstanding Invictus Shares as at the Effective Date;

(b)	the authorized capital of Invictus will be amended by:

(i)	the elimination of the Invictus Class A Preferred Shares from the authorized share structure of Invictus;

(ii)	the alteration of the Invictus Shares by changing their identifying name to "Class A" common shares (the "Old Invictus Shares"); and

(iii)	the creation of an unlimited number of common shares without par value (the "New Invictus Shares") having attached thereto the special rights and restrictions set out in Schedule A hereto,

and the Notice of Articles and the Articles of Invictus will be amended accordingly;

(c)	each Invictus Stock Option outstanding immediately before the Effective Date will be exchanged for:

(i)	a stock option to be issued by Invictus (a "New Invictus Stock Option") pursuant to which:

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(A)

the holder of the New Invictus Stock Option will be entitled to acquire, upon exercise of the New Invictus Stock Option, that number of New Invictus Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement, if immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was therefore entitled upon exercise of the Invictus Stock Option; and

(B)

the exercise price per New Invictus Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one New Invictus Share determined immediately after the Effective Time is of the Aggregate Value; and

(ii)	a stock option to be issued by Poda (a "Poda Stock Option") pursuant to which:

(A)

the holder of the Poda Stock Option will be entitled to acquire, upon exercise of the Poda Stock Option, that number of Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Stock Option; and

(B)

the exercise price per Poda Share will be equal to the product of: (1) the exercise price of the Invictus Stock Option determined immediately before the Effective Time; and (2) the proportion that the fair market value of one Poda Share determined immediately after the Effective Time is of the Aggregate Value.

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Invictus Stock Option for a New Invictus Stock Option and a Poda Stock Option. Therefore, in the event that the aggregate of:

(1)	the New Invictus Stock Option In-The-Money Amount in respect of an Invictus Stock Option; and

(2)	the Poda Stock Option In-The-Money Amount in respect of an Invictus Stock Option exceeds the Old Invictus Stock Option In-The-Money Amount in respect of the Invictus Stock Option, the number of (i) New Invictus Shares which may be acquired on exercise of the New Invictus Stock Option at and after the Effective Time, and (ii) Poda Shares which may be acquired on exercise of the Poda Stock Option at and after the Effective Time, will be adjusted accordingly with effect at and from the Effective Time to ensure that the aggregate of the (i) New Invictus Stock Option In-The-Money Amount in respect of an Invictus Stock Option, and (ii) the Poda Stock Option In-The-Money Amount in respect of an Invictus Stock Option does not exceed the Old Invictus Stock Option-In The Money Amount in respect of the Invictus Stock Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Except as set out above and herein, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the New Invictus Stock Options and Poda Stock Options will otherwise be unchanged from those contained in or otherwise applicable to the related Invictus Stock Option except that:

(A)	all Poda Stock Options issued hereunder shall vest and become exercisable in full on the Effective Date; and

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(B)

the holders of Poda Stock Options will not be entitled, on exercise, to receive Poda Shares if such Poda Stock Options are exercised (1) more than one year following the Effective Date of the Arrangement in the event the holder is not eligible to participate in Poda’s stock option plan following the Effective Date; or (2) more than 90 days (or 30 days if the holder was engaged in Investor Relations Activities, as such term is defined in the stock option plan of Poda) following the date on which such holder, following the completion of the Arrangement, ceases to be eligible to participate in Poda's stock option plan; and (3) all Poda Stock Options issued hereunder shall otherwise be governed by and subject to the terms of the Poda's stock option plan);

(d)	each issued Invictus Share held by a Shareholder (other than a Dissenting Shareholder) will be transferred to Invictus in exchange for:

(i)	one New Invictus Share; and

(ii)	one Poda Share;

(e)

each issued Invictus Share held by a Dissenting Shareholder will be acquired by Invictus in consideration for Invictus agreeing to pay the amount to be paid as determined in accordance with Article 4 of this Plan of Arrangement in respect of the dissenting shares;

(f)

the authorized capital of Invictus will be amended by eliminating the Old Invictus Shares from the authorized share structure of Invictus and the Notice of Articles and Articles of Invictus will be amended accordingly;

(g)

in accordance with the terms of the Invictus Warrant Certificates, (A) each holder of an Invictus Warrant outstanding immediately prior to the Effective Time shall receive (and such holder shall accept) upon the exercise of such holder's Invictus Warrant, in lieu of each Invictus Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of New Invictus Shares and Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Warrants; and (B) such Invictus Warrant shall continue to be governed by and be subject to the terms of the Invictus Warrant Certificates.

The board of directors of Invictus may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

ARTICLE 4 – RIGHTS OF DISSENT

4.01	Rights of Dissent

Holders of Invictus Shares may exercise rights of dissent pursuant to and in the manner set forth in Sections 237 to 247 of the Act provided that the notice of dissent is given by 10:00 a.m. (PDT) on the day which is two business days immediately preceding the date of the Invictus Meeting or the day otherwise ordered by the Court and this Section 4.01 in connection with the Arrangement, and holders who duly exercise such rights of dissent and who:

(a)	are ultimately to be paid fair value for their Invictus Shares by Invictus and shall be deemed to have had their Invictus Shares transferred to Invictus for such value on the Effective Date; or

(b)

are ultimately not entitled to be paid fair value for any reason for their Invictus Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Invictus Shares and shall receive New Invictus Shares and Poda Shares on the basis determined in accordance with Section 3.01 hereof.

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ARTICLE 5 – CERTIFICATES AND DOCUMENTATION

5.01	Entitlement to and Delivery of Certificates

As soon as practicable after the Effective Date, the Depositary will forward in accordance with Section 3.01 hereof, to each registered holder of record of Invictus Shares who has not dissented to the Arrangement, a letter of transmittal containing instructions with respect to the deposit of certificates for Invictus Shares with the Depositary for use in exchanging their Invictus Share certificates for certificates representing:

(a)	New Invictus Shares; and

(b)	Poda Shares,

to which they are entitled under the Arrangement. Upon return of a properly completed letter of transmittal, together with certificates formerly representing Invictus Shares and such other documents as the Depositary may require, certificates for the appropriate number of New Invictus Shares and Poda Shares will be distributed.

5.02	Fractional Securities

No holder of Invictus Shares shall receive fractional securities of Invictus and Poda and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

5.03	Withholding Rights

Invictus, Poda and the Depositary shall be entitled to deduct and withhold from the consideration or other amounts payable to any Shareholder such amounts as Invictus, Poda or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.04	Invictus Warrants

(a)

After the Effective Time, and in accordance with the terms of the Invictus Warrant Certificates, each holder of an Invictus Warrant shall receive upon the subsequent exercise of such holder's Invictus Warrant, in accordance with its terms, and shall accept in lieu of each Invictus Share to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of New Invictus Shares and Poda Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Invictus Shares to which such holder was theretofore entitled upon exercise of the Invictus Warrant.

(b)

Invictus hereby covenants and agrees that, following the Effective Time, on each exercise of an Invictus Warrant the terms of which require New Invictus Shares and Poda Shares to be issued, it will deliver to Poda a notice of exercise ("Notice of Exercise") which shall specify the number of New Invictus Shares and Poda Shares to be issued to the holder exercising such Invictus Warrant and which shall include the full amount of the payment described in Section 5.04(d).

(c)

Poda covenants and agrees that, in consideration for a portion of the exercise price receivable under Section 5.04(d) and the receipt of property from Invictus under the Arrangement, it will issue and deliver, within three Business Days of receipt of a Notice of Exercise, the required number of issued Poda Shares to Invictus, which will, as agent for Poda, deliver the Poda Shares to the person who has exercised the Invictus Warrant. Invictus will not acquire ownership of or any other interest in such Poda Shares and will receive same solely as agent for Poda for the purpose of delivering the Poda Shares to the person who has exercised the Invictus Warrant.

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(d)

Invictus and Poda have agreed and determined that the exercise price received by Invictus in respect of an Invictus Warrant, the terms of which require New Invictus Shares and Poda Shares to be issued, shall be allocated as follows:

(i)	1% of the exercise price to the Poda Shares issued upon such exercise; and

(ii)	99% of the exercise price to the New Invictus Shares issued upon such exercise.

Invictus will receive that portion of the exercise price in paragraphs (i) and (ii) above as agent of Poda for the purpose of delivering to Poda payment for the applicable Poda Shares to be issued on exercise of an Invictus Warrant.

(e)

The terms and conditions applicable to the Invictus Warrants, immediately after the Effective Time, will otherwise remain unchanged from the terms and conditions of the Invictus Warrants as they exist immediately before the Effective Time.

ARTICLE 6 – AMENDMENT

6.01	Amendment

This Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto;

(c)	change non-material terms;

(d)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; and

(e)

amend the terms of Section 3.01 hereof and the sequence of transactions described in the Plan of Arrangement provided that any amendment thereof in any material respect shall subject to any required approval of the shareholders of Invictus, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

SCHEDULE A
SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO NEW INVICTUS SHARES

30	SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO COMMON SHARES

The Common shares without par value (the "Common Shares") shall have attached to them the special rights and restrictions set out in this Article 30:

30.1	Voting

Each holder of Common Shares shall have the right to one vote per share at any meeting of the shareholders of the Company except meetings at which only holders of a specified class of shares are entitled to vote.

30.2	Dividend Rights on Common Shares

Each holder of Common Shares shall be entitled to receive dividends as and when declared by the Company. Dividends may be declared and paid on the Common Shares to the exclusion of the declaration or payment of dividends on any other class of shares.

30.3	Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall have the right to receive the remaining property of the Corporation on dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs on a pro rata basis with all issued Common Shares.